EXHIBIT 12.1

CCH II, LLC AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(In millions)

	Year Ended December 31,

	1999	2000	2001	2002	2003

Earnings
Income (Loss) before Minority Interest, Income Taxes and Cumulative Effects of Accounting Change	$(430)	$(1,727)	$(1,838)	$(4,946)	$27
Fixed Charges	246	649	531	519	552

Total Earnings	$(184)	$(1,078)	$(1,307)	$(4,427)	$579

Fixed Charges
Interest Expense	$238	$638	$517	$502	$533
Amortization of Debt Costs	5	6	8	10	12
Interest Element of Rentals	3	5	6	7	7

Total Fixed Charges	$246	$649	$531	$519	$552

Ratio of Earnings to Fixed Charges(1)	—	—	—	—	1.05

(1)	Earnings for the years ended December 31, 1999, 2000, 2001 and 2002 were insufficient to cover fixed charges by $430, $1,727, $1,838 and $4,946, respectively. As a result of such deficiencies, the ratios are not presented above.